UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brazil Gold, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105762207

(CUSIP Number)

Conrad Huss

850 3rd Avenue, 16th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105762207

1.

NAMES OF REPORTING PERSONS

Conrad Huss

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)       .

(b)       .

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (see instructions)

PF

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        .

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
78,519,831 shares of Common Stock

	8.	SHARED VOTING POWER
0

	9.	SOLE DISPOSITIVE POWER
78,519,831 shares of Common Stock

	10.	SHARED DISPOSITIVE POWER
0

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,000,051 shares of Common Stock

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       .

(see instructions)

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

88.2%

14.

TYPE OF REPORTING PERSON (see instructions)

IN

 Item 1.      Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Brazil Gold Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 850 3rd Avenue, 16th Floor, New York, New York 10022.

Item 2.      Identity and Background.

This Schedule 13D is being filed on behalf of Conrad Huss (the “Reporting Person”) with an address at 850 3rd Avenue, 16th Floor, New York, New York 10022.  The present principle occupation of the Reporting Person is Chief Executive Officer of the Issuer.  The Reporting Person is located in New York.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 36,000,000 shares of Common Stock of the Issuer upon conversion of a promissory note in the principal amount of $36,000 (the “Agreement”).

Item 4.      Purpose of Transaction.

The transactions contemplated in Item 3 closed on January 28, 2014.  Pursuant to the terms and conditions of the Agreement, Reporting Person acquired 36,000,000 shares of Common Stock of the Issuer upon conversion of a promissory note.  There are no material relationships between the Issuer or its affiliates and the Reporting Person, other than the Reporting Person serving as Chief Executive Officer and sole Director of the Issuer.

The Reporting Person has no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

 Item 5.      Interest in Securities of the Issuer.

     (a)      The Reporting Person owns 36,000,000 shares of Common Stock of the Issuer (constituting 88.2% of the Issuer’s issued and outstanding common stock), acquired on January 28, 2014 pursuant to the Agreement.

     (b)      The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the 78,519,831 shares of Common Stock of the Issuer of the Issuer that the Reporting Person owns.

     (c)      Transactions in the securities effected during the past sixty days: None, other than the transaction described in Item 4 of this Schedule 13D.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)

The date on which the Reporting Person ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.

 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.      Material to Be Filed as Exhibits.

     Exhibit A       Promissory Note

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2014
/s/ Conrad Huss
Conrad Huss

EXHIBIT A

 NEITHER THIS SECURITY NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OR UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES ARE RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE ACT PURSUANT TO REGISTRATION OR EXEMPTION OR SAFE HARBOR THEREFROM.

US $36,000.00

BRAZIL GOLD CORP.

PROMISSORY NOTE

THIS Note is a duly authorized issuance of up to $36,000.00 of BRAZIL GOLD CORP., a Nevada corporation (the "Company") designated as its Note.

FOR VALUE RECEIVED, the Company promises to pay to CONRAD HUSS the registered holder hereof (the "Holder"), the principal sum of thirty six thousand and 00/100 Dollars (US $36,000.00) upon demand. The principal of this Note is payable in United States dollars, at the address last appearing on the Note Register of the Company as designated in writing by the Holder. The Company will pay the outstanding principal amount of this Note in cash to the registered holder of this Note.   The forwarding of such wire transfer shall constitute a payment hereunder and shall satisfy and discharge the liability for principal on this Note to the extent of the sum represented by such check or wire transfer plus any amounts so deducted.  This Note is convertible at the option of the Holder into shares of common stock of the Company at a price per share equal to $0.001.

This Note is subject to the following additional provisions:

1. This Note has been issued subject to investment representations of the original purchaser hereof, who is an accredited investor and officer of the Company, and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the "Act"), and other applicable state and foreign securities laws.  In the event of any proposed transfer of this Note, the Company may require, prior to issuance of a new Note in the name of such other person, that it receive reasonable transfer documentation including legal opinions that the issuance of the Note in such other name does not and will not cause a violation of the Act or any applicable state or foreign securities laws. Prior to due presentment for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

2. No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct obligation of the Company.  This Note supersedes and replaces all prior notes between the Company and Mr. Huss including but not limited to an outstanding promissory note dated July 1, 2013 in the principal amount of $24,000 payable to Conrad Huss, and will be issued in lieu of cash compensation to Mr. Huss for fiscal 2013.

3. This Note shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the jurisdiction of the federal or state courts whose districts encompass any part of the State of New York in connection with any dispute arising under this Note and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions.

4. The following shall constitute an "Event of Default":

a. The Company shall default in the payment of principal on this Note and same shall continue for a period of five (5) days; or

b. Any of the representations or warranties made by the Company herein, in any certificate or financial or other written statements heretofore or hereafter furnished by the Company in connection with the execution and delivery of this Note shall be false or misleading in any material respect at the time made; or

c. The Company shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of any Note and such failure shall continue uncured for a period of thirty (30) days after written notice from the Holder of such failure; or

d. The Company shall make an assignment for the benefit of creditors or commence proceedings for its dissolution; or apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

e. A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment; or

f. Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

h. Any money judgment, writ or warrant of attachment, or similar process in excess of Two Hundred Thousand ($200,000) Dollars in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of sixty (60) days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

g. Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty (60) days after such institution or the Company shall by any action or answer approve of; consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

h. The Company shall have its Common Stock suspended or delisted from an exchange or over-the-counter market from trading for in excess of five trading days.

Then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holders sole discretion, the Holder may consider all obligations under this Note immediately due and payable within five (5) days of notice, without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately enforce any and all of the Holders rights and remedies provided herein or any other rights or remedies afforded by law.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated:  January 28, 2014

BRAZIL GOLD CORP.

________________________

By:  Conrad Huss

Title: Chief Executive Officer

HOLDER

________________________

Conrad Huss, Individually